

Cue Energy Resources Limited

A.B.N. 45 066 383 971





05008091

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

3 May 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


PROCESSING
SECTION
RECEIVED
MAY 1 1 2005
179

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Oyong Platform Installation Begins

Cue is pleased to announce that the Oyong well head platform is on location at the field and is being installed by the Ocean Sovereign jackup drilling rig.

The well head platform consist of a tall template structure (TTS) set on the seafloor in 41 metres of water. Piles driven through each of the three legs of the TTS support the braced well head deck, which extends above water.

Once the platform has been installed, the rig will drill the seven development wells planned for the field.

Development drilling is expected to be completed in September, with oil production from the field beginning in fourth quarter 2005, at an expected initial rate of around 20,000 barrels of oil per day.

Illustration is attached.

Oyong Participants
Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

3 May 2005

TALL TEMPLATE STRUCTURE


Cue Energy Resources Limited

Conductor Pile






Well Head Deck
Stacked Template Structure (STS)
12.5m
Sea Surface
10m
31m
Sea Floor
3m



Source: Santos Ltd

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	8 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	29 April 2005
No. of securities held prior to change	1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	27.025
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	27,025 @ AUD 23 cents each

No. of securities held after change	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Richard Tweedie

Dated 2 May 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	8 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 April 2005
No. of securities held prior to change	125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan 18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	27,025
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	27,025@ AUD 23 cents each 29/04/05

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 18,150,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Ken Hoolihan

Dated 2 May 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	8 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	29 April 2005
No. of securities held prior to change	982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares – Beneficial In the name of Leon Nominees 10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd 125,983 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares
Number acquired	27,025
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	27,025 @ AUD 23 cents each 29/04/05

No. of securities held after change	982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 153,008 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Leon Musca

Dated 2 May 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	8 February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Direct and indirect as per attached.
Date of change	29 April 2005
No. of securities held prior to change	Attached
Class	Ordinary fully paid shares
Number acquired	54,050
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	0.23 cents each
No. of securities held after change	Attached
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 2 May 2005

ATTACHES TO NOTICE DATED 2 MAY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Ernest Geoffrey Albers	6,309,283	-	6,309,283		Entitled
BB Nominees Pty Ltd	251,966	54,050	306,016	29/04/05	AUD23¢
TOTAL	6,561,249	54,050	6,615,299		

Summary of Other Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Octanex NL	25,220,000	-	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	-	11,160,140		
TOTAL	36,380,140	-	36,380,140		

	Before Change	Movement	After Change
TOTAL	42,941,389	54,050	42,995,439